Filed Pursuant to Rule 424(b)(3)

SEC File #333-173685

Prospectus Supplement

Dated November 14, 2013 (to Prospectus dated April 12, 2013)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 12, 2013.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the nine months ended September 30, 2013 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on August 15, 2013.

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

NINE MONTHS ENDED

SEPTEMBER 30, 2013

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and nine-month periods ended Septermber 30, 2013 and 2012.  This analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2012 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2012 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of September 30, 2013, the Company’s business was operated through a network of 271 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance policies as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets increased $26.6 million (5%) to $544.8 million at September 30, 2013 compared to $518.3 million at December 31, 2012.  The increase was primarily driven by increases in our cash and investment portfolios. Positive cash flows from operations and financing activities contributed to the increase in funds.

Cash and cash equivalents increased $19.0 million (67%) and investment securities increased $6.9 million (6%) at September 30, 2013 compared to December 31, 2012.  Investment of surplus funds generated by the operations of our insurance subsidiaries resulted in the increase in our investment portfolio.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A portion of these investment securities have been designated as “available for sale” (76% as of September 30, 2013 and 73% as of December 31, 2012) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis.  Management believes the Company has adequate funding available to meet liquidity needs.

The Company maintains funds in restricted accounts at its insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements.  Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers.  At September 30, 2013, restricted cash decreased $1.6 million (34%) compared to December 31, 2012.  The decline in restricted cash was due to a transition to the use of investment securities held in trust accounts to cover reserves required to be held by our insurance subsidiaries.

At September 30, 2013 our net loan portfolio was $346.0 million compared to $343.6 million at December 31, 2012.  Loan origination levels normally peak during the fourth quarter of each year.  We project additional growth in our net loan portfolio during the fourth quarter.  Included in our net loan portfolio is our allowance for loan losses which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in the loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  Based on current trends, Managment increased the allowance for loan losses $1.8 million during the nine month period ended September 30, 2013, resulting in a total allowance at such date of $23.8 million.  See Note 2, “Allowance for Loan Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for loan losses.  Management believes the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at September 30, 2013; however, unexpected changes in trends or deterioration in economic conditions could result in additional  changes in the allowance.  Any additional increase could have a material adverse impact on our results of operations or financial condition in the future.

The aggregate amount of senior and subordinated debt outstanding at September 30, 2013 was $340.7 million compared to $318.8 million at December 31, 2012, representing a 7% increase.  Higher sales of the Company's senior debt securities was responsible for the increase.

Accrued expenses and other liabilities declined $3.4 million (15%) at September 30, 2013 compared to December 31, 2012 mainly due to disbursement of the 2012 incentive bonus in February 2013.  Also contributing to the decrease was lower accrued salary expenses at September 30, 2013.

Results of Operations:

During the three- and nine-month periods ended September 30, 2013, total revenues were $46.7 million and $136.8 million, respectively, compared to $43.8 million and $127.4 million during the same periods a year ago.  Higher interest and finance charge income earned on our loan and investment portfolios was the primary factor responsible for the increase in revenues.  Although revenue was higher, net income declined $.7 million (7%) and $1.4 million (5%) during the three- and nine-month periods ended September 30, 2013, respectively, compared to the same periods during 2012 mainly due to increases in the loan loss provision and increases in other operating expenses.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities.  Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt.  Our net interest income increased $2.0 million (7%) and $6.9 million (8%) during the three- and nine-month periods ended September 30, 2013, respectively, compared to the same periods in 2012.  Average net receivables (gross receivables less unearned finance charges) were approximately $385.6 million during the nine-month period ended September 30, 2013 compared to $368.2 million during the same period a year ago.  The higher level of average net receivables led to an increase in interest and finance charges earned of $2.0 million (6%) and $7.0 million (8%) during the three- and nine-month periods ended September 30, 2013, respectively, compared to the same periods in 2012.

There was minimal change in borrowing costs during the comparable periods and therefore no material affect on our net interest margin.  Although average borrowings increased $27.9 million during the nine-month period ended September 30, 2013 compared to the same period in 2012, the lower interest rate environment resulted in interest expense closely approximating our borrowing cost during the prior year period.  The Company's average borrowing rate decreased to 3.44% during the nine-month period just ended compared to 3.74% during the same period a year ago.

Management projects that, based on historical results, average net receivables will continue to grow during the fourth quarter, and earnings are expected to increase accordingly.  However, a decrease in net receivables or an increase in interest rates on outstanding borrowings, could negatively impact our net interest margin.

Insurance Income

Net insurance income increased $.5 million (6%) and $1.1 million (4%) during the three- and nine-month periods ended September 30, 2013 compared to the comparable periods a year ago.  The aforementioned increase in average net loans outstanding is directly attributable to the increase.  As average net receivables increase, the Company typically sees an increase in levels of insurance in-force as more loan customers opt for insurance coverage with their loan.  The increase in net insurance income during the nine-month period just ended was partially offset by higher claims expense during the same period.

Provision for Loan Losses

The Company’s provision for loan losses is a charge against earnings to maintain the allowance for loan losses at a level that Management estimates is adequate to cover probable losses inherent as of the date of the statement of financial position.

During the three- and nine-month periods ended September 30, 2013, the Company’s loan loss provision increased $1.3 million (22%) and $4.4 million (31%) compared to the same periods in 2012, respectively.  Higher net charge offs contributed the increase in our provision.  Net charge offs increased $.3 million during the three-month comparable period and $2.6 million during the nine-month comparable period.  Also contributing to the increase in the provision was Management's decision to increase the allowance for loan losses $1.8 million during the current year.

Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions.

Management continues to monitor unemployment rates, which have decreased slightly in recent periods, but remain higher than historical averages in the states in which we operate.  Volatility in gasoline prices is also being monitored.  These factors tend to adversely impact our customers which, in turn, could have an adverse impact on our allowance for loan losses. Based on present and expected overall economic conditions, however, Management believes the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio as of September 30, 2013.  However, continued high levels of unemployment and/or volatile market conditions could cause actual losses to vary materially from our estimated amounts.  Management may determine it is appropriate to increase the allowance for loan losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $2.6 million (12%) and $5.4 million (8%) during the three- and nine-month periods ended September 30, 2013, respectively, compared to the same periods a year ago.  Increases in personnel expense was the primary cause of the overall increases during both periods.

Personnel expense increased $1.9 million (14%) and $4.1 million (9%) during the three- and nine-month periods ended September 30, 2013, respectively, compared to the same periods in 2012.  The increases were primarily due to annual merit salary increases, increases in the Company's incentive bonus accrual, increases in contributions to the Company's 401(k) plan and increased payroll taxes.  Higher claims and expenses associated with the Company's self-insured employee medical program also contributed to the overall increase in personnel expense.

Higher maintenance costs on equipment, utilities expense, depreciation expense and increased rent expense caused occupancy expense to increase $.4 million (4%) during the nine-month period just ended compared to the same period a year ago.  Occupancy expense increased increased $.1 million (5%) during the three-month period just ended September 30, 2013 compared the same period a year ago mainly due to increases in maintenance of office expenses, depreciation expense and increased rent expense.

During the three-and nine-month periods ended September 30, 2013, miscellaneous other operating expenses increased $.5 million (10%) and $1.0 million (6%) compared to the same periods in 2012.  The increases were mainly the result of increases in advertising expenses, higher legal and audit fees, increases in consultant fees, increased computer expenses, and increases in travel expenses.  Higher bank charges and increases in charitable contributions also contributed to the increases during the nine-month comparable periods.  Lower taxes and license expenses offset a portion of the increase during both periods.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 10% during the nine-month periods ended September 30, 2013 and 2012.  During the three-month comparable periods, effective income tax rates were 10% and 14%, respectively.  The Company’s effective tax rates during the reporting periods were lower than statutory rates due to income at the S corporation level being passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.  The tax rates of the Company’s insurance subsidiaries are below statutory rates primarily due to investments in tax exempt bonds held by the Company’s property insurance subsidiary.  Certain benefits provided by law to small life insurance companies also contributed to the reduced effective tax rates during the three- and nine-month periods ended September 30, 2012.  One of the conditons for the Company's life insurance subsidiary to be eligible for these tax benefits is consolidated Company assets cannot be greater than $500.0 million.  Our consolidated assets exceeded this threshold during the latter part of 2012, therefore the benefit is no longer available to our life insurance subsidiary going forward.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates continued to be near historical low levels during the reporting period.  We currently expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the expected impact on our net interest margin; however, no assurances can be given in this regard.  Please refer to the market risk analysis discussion contained in our 2012 Annual Report on Form 10-K as of and for the year ended December 31, 2012 for a more detailed analysis of our market risk exposure.  There were no material changes in our risk exposures in the nine months ended September 30, 2013 as compared to those at December 31, 2012.

Liquidity and Capital Resources:

As of September 30, 2013 and December 31, 2012, the Company had $47.2 million and $28.2 million, respectively, invested in cash and cash equivalents, the majority of which was held by the parent company.

The Company’s investments in marketable securities can be readily converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly-owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiary.  At December 31, 2012, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $51.2 million and $51.4 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2013, without prior approval of the Georgia Insurance Commissioner, is approximately $10.3 million.  No dividends were paid during the nine-month period ended September 30, 2013.

The majority of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (the “credit agreement”).  Pursuant to an amendment to the credit agreement entered into on September 4, 2013, (i) the credit agreement now provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less; and (ii) the maturity date of the Credit Agreement has been extended from September 11, 2014 to September 11, 2016.  Except as set forth above, the terms and conditions of the credit agreement remained substantially unchanged.  Available borrowings under the credit agreement were $100.0 million at September 30, 2013 and December 31, 2012, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2013, the Company was in compliance with all covenants.  Management believes this credit facility, when considered with the Company’s other expected sources of funds, should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.  During the nine months ended September 30, 2013, there were no material changes to the critical accounting policies or related estimates previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience factors, delinquency reports, historical collection rates, economic trends such as unemployment rates, gasoline prices and bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)
	September 30,	December 31,
	2013	2012
ASSETS

CASH AND CASH EQUIVALENTS	$ 47,177,855	$ 28,186,035

RESTRICTED CASH	3,108,832	4,676,830

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	411,416,632 20,466,791 22,056,838 453,940,261 53,065,064 31,053,427 23,810,085 346,011,685	408,691,403 20,658,498 20,982,941 450,332,842 53,036,201 31,713,036 22,010,085 343,573,520

INVESTMENT SECURITIES: Available for Sale, at fair value Held to Maturity, at amortized cost	100,153,588 31,063,744 131,217,332	91,053,693 33,237,199 124,290,892

OTHER ASSETS	17,327,863	17,561,428

TOTAL ASSETS	$ 544,843,567	$ 518,288,705

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 299,983,048	$ 275,893,732
ACCRUED EXPENSES AND OTHER LIABILITIES	19,580,810	22,943,164
SUBORDINATED DEBT	40,744,147	42,917,976
Total Liabilities	360,308,005	341,754,872

COMMITMENTS AND CONTINGENCIES (Note 5) STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive (Loss) Income	(1,919,767)	2,098,618
Retained Earnings	186,285,329	174,265,215
Total Stockholders' Equity	184,535,562	176,533,833

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 544,843,567	$ 518,288,705

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012

INTEREST INCOME	$ 33,298,540	$ 31,275,957	$ 97,917,934	$ 90,958,361
INTEREST EXPENSE	2,879,116	2,883,543	8,577,139	8,531,438
NET INTEREST INCOME	30,419,424	28,392,414	89,340,795	82,426,923

Provision for Loan Losses	7,268,188	5,966,552	18,492,721	14,130,888

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	23,151,236	22,425,862	70,848,074	68,296,035

INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses Total Net Insurance Income	11,564,708 2,643,271 8,921,437	10,873,282 2,460,864 8,412,418	33,715,417 7,337,330 26,378,087	31,616,035 6,365,443 25,250,592

OTHER REVENUE	1,818,869	1,689,228	5,116,753	4,807,203

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	15,715,176 3,122,083 5,568,212 24,405,471	13,782,491 2,986,624 5,053,859 21,822,974	47,368,694 9,207,501 16,768,298 73,344,493	43,311,041 8,816,080 15,795,173 67,922,294

INCOME BEFORE INCOME TAXES	9,486,071	10,704,534	28,998,421	30,431,536

Provision for Income Taxes	969,462	1,526,721	2,960,698	2,999,172

NET INCOME	8,516,609	9,177,813	26,037,723	27,432,364

RETAINED EARNINGS, Beginning of Period	181,307,421	163,475,253	174,265,215	151,277,894

Distributions on Common Stock	3,538,701	3,426,102	14,017,609	9,483,294

RETAINED EARNINGS, End of Period	$186,285,329	$169,226,964	$ 186,285,329	$ 169,226,964

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$50.10	$53.99	$153.16	$161.37

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2013	2012	2013	2012

Net Income	$ 8,516,609	$ 9,177,813	$ 26,037,723	$ 27,432,364

Other Comprehensive Income (Loss):
Net changes related to available-for-sale
Securities:
Unrealized gains (losses)	(110,649)	542,281	(5,432,363)	482,804
Income tax benefit (expense)	32,742	(362,749)	1,484,821	(225,741)
Net unrealized (losses) gains	(77,907)	179,532	(3,947,542)	257,063

Less reclassification of gain to
net income (1)	21,302	2,430	70,843	5,672

Total Other Comprehensive
(Loss) Income	(99,209)	177,102	(4,018,385)	251,391

Total Comprehensive Income	$ 8,417,400	$ 9,354,915	$ 22,019,338	$ 27,683,755

(1)

Reclassified $28,468 to other operating expenses and $7,166 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the three months ended September 30, 2013.  A total of $97,076 was reclassifed to other operating expenses and $26,233 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the nine months ended September 30, 2013.

Reclassified $4,165 to other operating expenses and $1,735 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the three months ended September 30, 2012.  A total of $7,849 was reclassifed to other operating expenses and $2,177 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the nine months ended September 30, 2012.

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30,
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 26,037,723	$ 27,432,364

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for loan losses

Depreciation and amortization

Provision for deferred income taxes

Other

(Increase) decrease in miscellaneous other assets

Decrease in other liabilities

Net Cash Provided

	18,492,721 2,164,317 11,724 746,312 (31,057) (1,863,024) 45,558,716	14,130,888 2,032,141 159,322 833,644 156,871 (1,602,064) 43,143,166

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Decrease in restricted cash

Purchases of marketable debt securities

Sales of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions, net

Net Cash Used

	(235,164,889) 214,234,003 1,567,998 (26,158,802) 1,799,597 11,130,000 (1,872,681) (34,464,774)	(218,792,461) 189,558,822 1,142,095 (22,603,453) - 8,019,450 (1,703,096) (44,378,643)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net increase in senior demand notes

Advances on credit line

Payments on credit line

Commercial paper issued

Commercial paper redeemed

Subordinated debt securities issued

Subordinated debt securities redeemed

Dividends / Distributions

Net Cash Provided

	4,593,441 398,921 (398,921) 45,290,688 (25,794,813) 6,735,603 (8,909,432) (14,017,609) 7,897,878	384,679 399,961 (399,961) 42,353,266 (19,444,894) 6,703,739 (10,069,880) (9,483,294) 10,443,616

NET INCREASE CASH AND CASH EQUIVALENTS	18,991,820	9,208,139

CASH AND CASH EQUIVALENTS, beginning	28,186,035	16,351,141

CASH AND CASH EQUIVALENTS, ending	$ 47,177,855	$ 25,559,280

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Income Taxes	$ 8,612,416 2,724,000	$ 8,551,021 2,832,900
Non-cash Exchange of Investment Securities	1,909,418	-

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2012 and for the year then ended included in the Company's 2012 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of September 30, 2013 and December 31, 2012, and its consolidated results of operations and comprehensive income for the three and nine-month periods ended September 30, 2013 and 2012 and its consolidated cash flows for the nine months ended September 30, 2013 and 2012. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited).  The Company has no dilutive securities outstanding.

Recent Accounting Pronouncements:

In February 2013, the FASB issued ASU 2013-02, "Reporting Out of Accumulated Other Comprehensive Income".  The guidance adds new disclosure requirements for items reclassified out of accumulated other comprehensive income.  This update requires that companies present either in a single note, or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification.  If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information.  This update was effective for the Company beginning in the first quarter of 2013 and its adoption did not have a material impact on the consolidated financial statements.

Note 2 – Allowance for Loan Losses

The allowance for loan losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state.  Delinquency and bankruptcy filing trends are also tracked.  If trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance.  The total portfolio is evaluated for credit losses based on contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, we classify the account as being 60-89 days past due; when four or more installments are past due, we classify the account as being 90 days or more past due.  When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid. In connection with any bankruptcy court-initiated repayment plan and as allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in nonaccrual status.  At such time, the accrual of any additional finance charges is discontinued.  Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status.  Nonaccrual loans return to accrual status when the loan becomes less than 60 days past due.  There were no loans past due 60 days or more and still accruing interest at September 30, 2013 or December 31, 2012.  The Company’s principal balances on non-accrual loans by loan class as of September 30, 2013 and December 31, 2012 are as follows:

Loan Class	September 30, 2013	December 31, 2012

Consumer Loans	$ 34,529,283	$ 31,936,076
Real Estate Loans	1,058,720	1,113,624
Sales Finance Contracts	820,835	862,952
Total	$ 36,408,838	$ 33,912,652

An age analysis of principal balances on past due loans, segregated by loan class, as of September 30, 2013 and December 31, 2012 follows:

September 30, 2013	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 13,367,348	$ 6,712,650	$ 13,573,035	$ 33,653,033
Real Estate Loans	697,952	218,267	605,369	1,521,588
Sales Finance Contracts	412,382	187,810	384,612	984,804
Total	$ 14,477,682	$ 7,118,727	$ 14,563,016	$ 36,159,425

December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 11,265,415	$ 5,928,748	$ 12,984,546	$ 30,178,709
Real Estate Loans	479,103	201,442	603,585	1,284,130
Sales Finance Contracts	455,619	208,323	389,533	1,053,475
Total	$ 12,200,137	$ 6,338,513	$ 13,977,664	$ 32,516,314

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total loan portfolio is also used as a credit quality indicator.  The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at September 30, 2013 and December 31, 2012 was 2.90% and 2.64%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

September 30, 2013	Principal Balance	% Portfolio	9 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 408,511,052	90.7%	$ 16,399,446	98.2
Real Estate Loans	20,152,393	4.5	(4,024)	-
Sales Finance Contracts	21,871,014	4.8	297,299	1.8
Total	$ 450,534,459	100.0%	$ 16,692,721	100.0%

September 30, 2012	Principal Balance	% Portfolio	9 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 386,296,369	90.2%	$ 13,758,862	97.4%
Real Estate Loans	21,171,696	4.9	46,543.3
Sales Finance Contracts	20,943,072	4.9	325,483	2.3
Total	$ 428,411,137	100.0%	$ 14,130,888	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together with consumer loans, represented approximately 96% and 95% of the Company’s loan portfolio at September 30, 2013 and 2012, respectively.  As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  Due to the composition of the loan portfolio, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  We have not acquired any impaired loans with deteriorating quality during any period reported.  The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	Three Months Ended		Nine Months Ended
	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012
Allowance for Credit Losses:
Beginning Balance	$ 22,810,085	$ 21,360,085	$ 22,010,085	$ 21,360,085
Provision for Loan Losses	7,268,188	5,966,552	18,492,721	14,130,888
Charge-offs	(8,403,389)	(8,023,572)	(23,596,878)	(20,943,198)
Recoveries	2,135,201	2,057,020	6,904,157	6,812,310
Ending Balance	$ 23,810,085	$ 21,360,085	$ 23,810,085	$ 21,360,085

Ending balance; collectively evaluated for impairment	$ 23,810,085	$ 21,360,085	$ 23,810,085	$ 21,360,085

	Three Months Ended		Nine Months Ended
	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012
Finance receivables:
Ending balance	$ 450,534,459	$ 428,411,137	$ 450,534,459	$ 428,411,137
Ending balance; collectively evaluated for impairment	$ 450,534,459	$ 428,411,137	$ 450,534,459	$ 428,411,137

Troubled Debt Restructings ("TDR's") represent loans on which the original terms of the loans have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/ or reductions in the amount owed by the borrower.  The following table presents a summary of loans that were restructured during the three months ended September 30, 2013.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	1,090	$ 3,319,113	$ 3,077,259
Real Estate Loans	13	98,077	98,077
Sales Finance Contracts	45	90,740	86,593
Total	1,148	$ 3,507,930	$ 3,261,929

The following table presents a summary of loans that were restructured during the three months ended September 30, 2012.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	1,009	$ 3,119,185	$ 2,855,504
Real Estate Loans	13	70,857	64,608
Sales Finance Contracts	44	130,325	116,979
Total	1,066	$ 3,320,367	$ 3,037,091

The following table presents a summary of loans that were restructured during the nine months ended September 30, 2013.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	2,682	$ 8,258,864	$ 7,598,031
Real Estate Loans	44	329,983	325,681
Sales Finance Contracts	125	242,193	226,547
Total	2,851	$ 8,831,040	$ 8,150,259

The following table presents a summary of loans that were restructured during the nine months ended September 30, 2012.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	2,861	$ 8,816,999	$ 8,095,855
Real Estate Loans	51	374,756	335,217
Sales Finance Contracts	165	404,465	370,761
Total	3,077	$ 9,596,220	$ 8,801,833

TDRs that occurred during the previous twelve months and subsequently defaulted during the three months ended September 30, 2013 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	181	$ 347,757
Real Estate Loans	-	-
Sales Finance Contracts	11	11,091
Total	192	$ 358,848

TDRs that occurred during the twelve months ended September 30, 2012 and subsequently defaulted during the three months ended September 30, 2012 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	207	$ 422,352
Real Estate Loans	-	-
Sales Finance Contracts	12	8,965
Total	219	$ 431,317

TDRs that occurred during the previous twelve months and subsequently defaulted during the nine months ended September 30, 2013 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	443	$ 813,951
Real Estate Loans	2	6,464
Sales Finance Contracts	19	16,773
Total	464	$ 837,188

TDRs that occurred during the twelve months ended September 30, 2012 and subsequently defaulted during the nine months ended September 30, 2012 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	469	$ 896,124
Real Estate Loans	1	5,351
Sales Finance Contracts	29	34,767
Total	499	$ 936,242

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair values of these debt securities were as follows:

	As of September 30, 2013		As of December 31, 2012
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 102,721,768 130,316 $ 102,852,084	$ 99,790,129 363,459 $ 100,153,588	$ 88,092,434 130,316 $ 88,222,750	$ 90,755,420 298,273 $ 91,053,693
Held to Maturity: Obligations of states and political subdivisions	$ 31,063,744	$ 31,526,673	$ 33,237,199	$ 34,406,278

Gross unrealized losses on investment securities totaled $4,543,463 and $189,558 at September 30, 2013 and December 31, 2012, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of September 30, 2013 and December 31, 2012:

Less than 12 Months			12 Months or Longer		Total
September 30, 2013	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 44,061,662	$ 4,346,855	$ 1,498,881	$ 44,087	$ 45,560,543	$ 4,390,942

Held to Maturity:
Obligations of states and political subdivisions	2,508,597	30,042	3,223,759	122,479	5,732,356	152,521

Overall Total	$ 46,570,259	$ 4,376,897	$ 4,722,640	$ 166,566	$51,292,899	$ 4,543,463

	Less than 12 Months		12 Months or Longer		Total
December 31, 2012	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 9,789,632	$ 145,814	$ -	$ -	$ 9,789,632	$ 145,814

Held to Maturity:
Obligations of states and political subdivisions	3,321,640	43,744	-	-	3,321,640	43,744

Overall Total	$ 13,111,272	$ 189,558	$ -	$ -	$ 13,111,272	$ 189,558

The previous two tables represent 89 and 19 investments held by the Company at September 30, 2013 and December 31, 2012, respectively, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations.  Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not consider the impairment of any of these investments to be other-than-temporary at September 30, 2013 and December 31, 2012.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves.  Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank").  US Bank serves as trustee under a trust agreement with the Company's property and casualty insurance company subsidiary ("Frandisco P&C"), as grantor, and American Bankers Insurance Company of Florida as the beneficiary.  At September 30, 2013, this trust held $17.4 million in available-

for-sale investment securities at market value and $9.3 million in held-to-maturity investment securities at amortized cost.  US Bank also serves as trustee under a trust agreement with the Company's life insurance subsidiary (“Frandisco Life”) as grantor and American Bankers Life Assurance Company as beneficiary.  At September 30, 2013, the trust for Frandisco Life held $2.0 million in available-for-sale investment securities at market value and $.4 million in held-to-maturity investment securities at amortized cost.  The amounts required in to be in each Trust change as required reserves change.  All earnings on assets in the trusts are remitted to Frandisco P&C and Frandisco Life, respectively.  Any charges associated with the trust are paid by the beneficiaries of each trust.

Note 4 – Fair Value

Under ASC No. 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for

identical or similar instruments in markets that are not active; and model-derived   valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents:  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.  The estimate of fair value of cash and cash equivalents is classified as  Level 1 in the fair value hierarchy.

Loans:  The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rate.  The estimate of fair value of loans is classified as Level 3 in the fair value hierarchy.

Marketable Debt Securities:  The fair value of marketable debt securities is based on quoted market prices, when available.  If a quoted market price is not available, fair value is estimated using market prices for similar securities.  The estimate of fair value of held-to-maturity marketable debt securities is classified as Level 2 in the fair value hierarchy.  See additional information, including the table below, regarding fair value under ASC No. 820, and the  fair value measurement of available-for-sale marketable debt securities.

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment.  The estimate of fair value of senior debt securities is classified as Level 2 in the fair value hierarchy.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  The estimate of fair value of subordinated debt securities is classified as Level 2 in the fair value hierarchy.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures.  We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker.  There was no change in this methodology during any period reported.

Assets measured at fair value as of September 30, 2013 and December 31, 2012 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Sept. 30,	Assets	Inputs	Inputs
Description	2013	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 363,459 99,790,129 $ 100,153,588	$ 363,459 -- $ 363,459	$ -- 99,790,129 $ 99,790,129	$ -- -- $ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 298,273 90,755,420 $ 91,053,693	$ 298,273 -- $ 298,273	$ -- 90,755,420 $ 90,755,420	$ -- -- $ --

Note 5 – Commitments and Contingencies

The Company is, and expects in the future to be, involved in various legal proceedings incidental to its business from time to time.  Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable.  At September 30, 2013, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 10% during the nine-month periods ended September 30, 2013 and 2012.  During the three-month comparable periods, effective income tax rates were 10% and 14%, respectively.  The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns, of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to investments in tax exempt bonds held by the Company’s property insurance subsidiary.

 Note 7 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc. Prior to September 4, 2013, the credit agreement provided for borrowings of up to $100.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever is less and the credit agreement had a commitment maturity date of September 11, 2014.  Pursuant to an amendment to the credit agreement entered into on September 4, 2013, (i) the credit agreement now provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less; and (ii) the maturity date of the Credit Agreement has been extended from September 11, 2014 to September 11, 2016.  Except as set forth above, the terms and conditions of the credit agreement remained substantially unchanged.  Available borrowings under the credit agreement were $100.0 million at September 30, 2013 and December 31, 2012, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2013, the Company was in compliance with all covenants.

Note 8 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  Please refer to the disclosure contained in Note 10 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2012 for additional information on such transactions.

Note 9 – Segment Financial Information

The Company has five reportable segments:  Division I through Division V.  Each segment consists of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I consists of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III consists of offices in South Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of each of the segments are the same as those for the Company as a whole.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

In accordance with the requirements of ASC 280, “Segment Reporting,” the following table summarizes revenues, profit and assets by business segment.  Also in accordance therewith, a reconciliation to consolidated net income is provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
	(in thousands)
Segment Revenues:
3 Months ended 9/30/2013	$ 5,969	$ 10,691	$ 10,208	$ 8,864	$ 7,887	$ 43,619
3 Months ended 9/30/2012	5,355	10,060	9,746	8,484	7,407	41,052
9 Months ended 9/30/2013	$ 17,382	$ 31,282	$ 29,999	$ 26,041	$ 23,378	$ 128,082
9 Months ended 9/30/2012	15,551	29,320	28,747	24,528	21,595	119,741

Segment Profit:
3 Months ended 9/30/2013	$ 2,233	$ 5,262	$ 4,629	$ 3,474	$ 2,912	$ 18,510
3 Months ended 9/30/2012	1,709	4,848	4,341	3,479	2,725	17,102
9 Months ended 9/30/2013	$ 6,312	$ 15,739	$ 14,113	$ 10,437	$ 9,176	$ 55,777
9 Months ended 9/30/2012	5,466	14,643	13,604	10,609	8,750	53,072

Segment Assets:
9/30/2013	$ 49,720	$ 94,808	$ 92,558	$ 90,831	$ 65,961	$ 393,878
12/31/2012	48,426	94,526	92,502	89,957	64,030	389,441

			3 Months Ended 9/30/2013 (in Thousands)	3 Months Ended 9/30/2012 (in Thousands)	9 Months Ended 9/30/2013 (in Thousands)	9 Months Ended 9/30/2012 (in Thousands)
Reconciliation of Profit:
Profit per segment			$18,510	$ 17,102	$ 55,777	$ 53,072
Corporate earnings not allocated			3,063	2,786	8,668	7,640
Corporate expenses not allocated			(12,086)	(9,184)	(35,446)	(30,281)
Income taxes not allocated			(970)	(1,527)	(2,961)	(2,999)
Net income			$ 8,517	$ 9,177	$ 26,038	$ 27,432

BRANCH OPERATIONS

Ronald F. Morrow	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President
Joseph R. Cherry	Area Vice President
John B. Gray	Area Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Jeremy Cranfield	Jerry Hughes	Vicky McCleod
Michelle Rentz Benton	Joe Daniel	Steve Knotts	Brian McSwain
Bert Brown	Loy Davis	Judy Landon	Marty Miskelly
Ron Byerly	Carla Eldridge	Sharon Langford	Larry Mixson
Keith Chavis	Chad Frederick	Jeff Lee	Mike Olive
Janice Childers	Shelia Garrett	Tommy Lennon	Hilda Phillips
Rick Childress	Brian Hill	Lynn Lewis	Jennifer Purser
Bryan Cook	David Hoard	Jimmy Mahaffey	Mike Shankles
Richard Corirossi	Gail Huff	John Massey	Harriet Welch

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan (2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Carrollton	Dalton	Gray	Madison	Statesboro
Albany	Cartersville	Dawson	Greensboro	Manchester	Stockbridge
Alma	Cedartown	Douglas (2)	Griffin	McDonough	Swainsboro
Americus	Chatsworth	Douglasville	Hartwell	Milledgeville	Sylvania
Athens (2)	Clarkesville	Dublin	Hawkinsville	Monroe	Sylvester
Bainbridge	Claxton	East Ellijay	Hazlehurst	Montezuma	Thomaston
Barnesville	Clayton	Eastman	Helena	Monticello	Thomson
Baxley	Cleveland	Eatonton	Hinesville (2)	Moultrie	Tifton
Blairsville	Cochran	Elberton	Hiram	Nashville	Toccoa
Blakely	Colquitt	Fayetteville	Hogansville	Newnan	Valdosta
Blue Ridge	Columbus	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Ft. Oglethorpe	LaGrange	Royston	Waycross
Cairo	Covington	Gainesville	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Garden City	Lawrenceville	Savannah	Winder
Canton	Dahlonega	Georgetown

BRANCH OPERATIONS
(Continued)

LOUISIANA
Abbeville *	Denham Springs	Houma	Marksville	New Iberia	Slidell
Alexandria	DeRidder	Jena	Minden	Opelousas	Springhill
Bastrop	Eunice	Lafayette	Monroe	Pineville	Sulphur
Bossier City	Franklin	LaPlace	Morgan City	Prairieville	Thibodaux
Crowley	Hammond	Leesville	Natchitoches	Ruston	Winnsboro

MISSISSIPPI
Batesville	Columbus	Hazlehurst	Magee	Oxford	Ripley
Bay St. Louis	Corinth	Hernando	McComb	Pearl	Senatobia
Booneville	Forest	Houston	Meridian	Philadelphia	Starkville
Brookhaven	Grenada	Iuka	New Albany	Picayune	Tupelo
Carthage	Gulfport	Jackson	Newton	Pontotoc	Winona
Columbia	Hattiesburg	Kosciusko	Olive Branch *

SOUTH CAROLINA
Aiken	Chester	Georgetown	Laurens	North Augusta	Spartanburg
Anderson	Columbia	Greenville	Lexington	North Charleston	Summerville
Batesburg- Leesvile	Conway	Greenwood	Manning	North Greenville	Sumter
Beaufort	Dillon	Greer	Marion	Orangeburg	Union
Camden	Easley	Hartsville	Moncks Corner	Rock Hill	Walterboro
Cayce	Florence	Irmo *	Myrtle Beach	Seneca	Winnsboro
Charleston	Gaffney	Lancaster	Newberry	Simpsonville	York
Cheraw

TENNESSEE
Alcoa	Crossville	Greenville	Kingsport	Lenior City	Sevierville *
Athens	Dayton	Hixson	Knoxville	Madisonville	Sparta
Bristol	Elizabethton	Johnson City	LaFollette	Newport	Winchester
Cleveland
____________________ * Opened October 2013

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303